UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

EXTRAORDINARY GENERAL MEETING

Consolidated Synthetic remote voting map

In compliance with CVM Resolution No. 81/22, we present the synthetic voting map consolidating the voting instructions received from the Central Depositary, the Bookkeeper and the voting instructions directly received by the Company, with the identification of the approvals, rejections or abstentions received by each item of the remote voting form, referring to the matters to be submitted to the approval of the Extraordinary General Meeting to be held on June 30, 2026, at 3:00 p.m.

Item	Resolution	Voting	Class of Shares and total number of Votes for each Resolution
			Common (ON)	Preferred (PN)
1	To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report for of Esfera Fidelidade S.A. (“Appraisal Report” and “Esfera” respectively).	For	59,152,429	59,008,993
		Against	6,144	6,642
		Abstain	79,694	56,429
2	To approve the Appraisal Report.	For	59,128,018	58,986,209
		Against	6,566	4,323
		Abstain	103,683	81,532
3	To approve the Private Instrument of Protocol and Justification of the Merger of Esfera, entered into on May 28, 2026 (“Protocol and Justification of the Merger of Esfera”).	For	59,126,594	58,952,825
		Against	17,340	5,012
		Abstain	94,333	114,227
4	To approve the merger of Esfera into the Company, under the terms of the Protocol and Justification of the Merger of Esfera, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended, (“Merger”).	For	59,132,299	58,998,030
		Against	17,870	5,522
		Abstain	88,098	68,512
5	If the previous matters are approved, authorize and ratify all the acts of the Company’s management necessary for the effectiveness of the resolutions proposed and approved by the Company’s shareholders.	For	59,141,625	58,967,234
		Against	6,285	5,836
		Abstain	90,357	98,994
6	Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council), Note: this resolution is not part of the EGM agenda and has been included in compliance with Article 36, sole paragraph, of CVM Resolution 81/22,	For	19,080,591	19,066,676
		Against	2,225,416	2,218,268
		Abstain	37,932,260	37,787,120

Carlos Ignacio Muñiz Gonzalez Blanch

Investors Relations Officer

BANCO SANTANDER (BRASIL) S,A,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 29, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer